SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of July, 2006

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

2Q06 Earnings Release

EBITDA increases again and reaches US$128 million with 40% margin

Key Financial Indicators (in US$ million)	2Q06	1Q06	2Q06/1Q06	2Q05	2Q06/2Q05

Net Sales Revenue	321	300	7%	273	18%
Domestic Sales	162	149	9%	131	24%
Exports	159	151	5%	142	11%
Operating Profit[1]	71	73	(3)%	72	(1	) %
Net Income	99	92	7%	92	8%
EPS[2] US$	0.48	0.48	0%	0.48	0%
EBITDA	128	107	20%	98	30%

(1)	Operating income, excluding financial result, equity result and amortization of goodwill.
(2)	Earnings per share (net income / total outstanding shares ex-treasury).

Highlights

PULP	•	Capacity shutdowns in the northern hemisphere and strong demand pushed prices up in all regions;
	•	Debottlenecking of the production line allowed sales volume to reach 234,000 tons in the period, 9% up on the 2Q05;

PAPER	•	Capacity adjustments boosted international uncoated prices and export prices climbed 13% over the previous quarter;
	•	Local demand increases the domestic market’s share of total sales volume to 74%, versus 67% in the 2Q05 and 68% in the 1Q06;

RESULTS	•	Improved scenario and new cost reductions expand margins. EBITDA reaches a record US$128 million, with an EBITDA margin of 40%, versus 36% in the 1Q06 and 2Q05.

	•	Net sales total US$321 million, 18% higher year-on-year;

	•	Sales reach 392,000 tons, an increase of 9% over the 2Q05 and a record for a second quarter;

FINANCE	•	Debt is rescheduled, interest is reduced and maturity normalized;
	•	Reversion of tax provision (PIS/Cofins) boosts financial income;

RIPASA	•	Ripasa’s minority shareholders migrate to VCP and Suzano shares;

2Q06 Earnings Release

São Paulo, July 13, 2006 – VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp & paper producers in Latin America, announced today its results for the second quarter of 2006 (2Q06). The operating and financial information herein, unless otherwise indicated, is presented on a consolidated basis and in U.S. dollars in accordance with U.S. GAAP. Also, this report does not include the proportional consolidation of Aracruz Celulose S.A. (12.4%) and Ripasa S.A. Celulose e Papel (50%), whose results were accounted for using the equity method.

2/2

2Q06 Earnings Release

Net operating revenue and sales volume

Total sales volume stood at 392,000 tons, 9% up year-on-year and a record for a second quarter, pushed by the 18% increase in paper volume on the domestic market (stronger demand and higher sales to publishers and notebook manufacturers) and the 11% rise in pulp exports. Total revenue moved up by 18% year-on-year, also driven by the 8% increase in average prices. In comparison with the 1Q06, sales volume climbed by 3%, chiefly due to greater local demand and pulp export growth. Average prices rose by 3% due to the international upturn which fully offset the average 2% decline in average domestic paper prices.

Paper accounted for 60% of total 2Q06 revenue, and pulp for 40%, versus 61% and 39%, respectively, in the previous quarter, given that pulp volume growth outpaced that of paper. For the same reason, paper accounted for 40% and pulp for 60% of total sales volume. In both the 1Q06 and 2Q05, the ratio was 41% to 59%.

As a result of more heated domestic demand, exports accounted for 66% of total sales volume, versus 68% in the 1Q06 and 67% in the 2Q05.

3/3

2Q06 Earnings Release

Pulp

Pulp sales volume climbed 9% year-on-year to 234,000 tons, thanks to additional volumes from the de-bottlenecking of the pulp line in the Jacarei mill. As a result, revenue increased by 15% to US$128 million, also driven by the 5% increase in average prices. Revenue was 9% higher than in the quarter before thanks to the 4% increase in sales volume and the 5% rise in average prices in dollars.

Jul/06* - Announced prices

The second quarter of 2006 continued to reflect the capacity adjustments and shut-downs, combined with a continuous expansion in global demand, which improved the international scenario, bringing new price increases. Eucalyptus pulp prices went up by US$30 in April and US$20 in June in Asia, and US$20 in the USA and Europe in May and we have already announced another hike of US$20 for the USA and Europe in July. As a result, we closed the first half with average prices 6% higher than in the same period in 2005.

VCP’s pulp inventory levels were equivalent to 35 days at the end of the 2Q06, versus 34 days at the beginning of the quarter.

Domestic market – Sales volume dropped 10% year-on-year, since priority was given to exports. In relation to the 1Q06, however, it increased by 23%, due to greater demand. Pressured by the exchange rate depreciation, domestic CIF prices averaged R$1,072/ton, versus R$1,164/ton in the 2Q05 (R$1,078/ton in the 1Q06).

Export Market – Export volume moved up 11% year-on-year and average prices increased 5%. In quarter-over-quarter terms, revenue moved up by 8%, thanks to improved prices and sales volume, which rose by 5% and 3% respectively.

4/4

2Q06 Earnings Release

Paper

Total period sales volume stood at 158,000 tons, 7% up year-on-year,  fueled entirely by domestic sales, which increased by 18%, reducing exports by 14%. Revenue climbed 19% year-on-year to US$192 million as average prices were up by 11%. The 14% increase in international prices and the positive impact of exchange rate on local sales fully offset some discounts in the domestic market. Average prices rose by 3% quarter-over-quarter because the 13% increase abroad fully offset the 2% slide at home, also a consequence of changes in the product mix and the discounts. Net revenue was 5% higher, also due to the 2% growth in total sales volume, especially in Brazil (+11%).

Compared to the 2Q05, special paper’s revenue and volume share moved up, thanks to the improved performance of the Brazilian economy, which reinforced sales of these higher added-value products, while those of coated paper fell, due to fiercer competition from imports, fueled by the appreciation of the Real.

Domestic market – Domestic market sales volume grew by 18% year-on-year and 11% quarter-over-quarter. Compared to the 1Q06, average prices decreased 2%, primarily due to changes in the product mix, with a larger share of lower added-value products and one-off discounts. In comparison to the 2Q05, average prices in dollars increased by 7%, mainly due to the positive impact of the exchange rate variation on local prices, which fully offset local changes in the client and product mix and one-off discounts for higher added-value papers, which are more vulnerable to exchange rate pressure.

5/5

2Q06 Earnings Release

Uncoated Paper: Compared to the 2Q05, uncoated paper recorded a 31% increase in sales volume, reflecting higher demand from publishers and notebook manufacturers. Average prices rose 8%, driven by the positive effect of a stronger Real which fully offset the 5% discount in Reais explained by cheaper sales to notebook exporters.

Coated Paper: Prices increased 14% over the 2Q05, driven by the positive effect of a stronger Real, accompanied by a 9% drop in volume also caused by the 12% decrease in the exchange rate, which boosted imports.

Chemical / Special Papers: Sales volume jumped 30% year-on-year, while average prices remained flat, primarily due to changes in the product mix and localized discounts, which fully offset the positive impact of the stronger Real.

Export market – In order to meet strong local sales growth, export volume fell by 14% year-on-year and 16% over the quarter before. CIF prices averaged US$930/ton, versus US$815/ton in the 2Q05, pushed by the international price hike.

Pulp production cash-cost

The second-quarter cash-cost of pulp production totaled US$214/ton, similar to the previous three months. The reduction in fixed costs was offset by small increases in variable costs, mainly explained by the maintenance shutdown of the Luiz Antonio mill. In year-on-year terms, the Company managed to mitigate part of the higher timber, raw material, fuel and labor costs (the latter due to the 7% annual pay rise), through the cost reductions and efficiency gains, so that the cash-cost was only 4% higher than in the 2Q05 in Reais. However, in dollars, it increased by 18%, driven by the negative effect of a stronger Real (12%) on our costs in local currency.

* Cash-cost figures do not include depletion, depreciation and amortization.

6/6

2Q06 Earnings Release

Operating result

Second-quarter gross profit dipped 2% quarter-over-quarter to US$122 million, and the gross margin narrowed to 38% from 41%. This quarter we registered greater sales volume, higher average prices and reduced costs. However, all of these positive factors were offset by increased depreciation, caused by the reduction in the working life of our machinery, equipment and installations from 25 to 18 years (**), valid as of 2006 (the effect of the first half of 2006 was apportioned in the second quarter, amounting to  approximately US$23 million). In the 2Q05, gross profit totaled US$120 million, 2% lower, with a gross margin of 44%. If the change in the depreciation was not considered, the gross profit US$143 million, equivalent to a gross margin of 45%. The higher volume, scale gains and cost reductions increased the gross profit but were offset by the negative effect of the appreciation of the Real on our costs and the upturn in depreciation, reducing the gross margin. The average cost in Reais per ton sold was 21% higher than in the 2Q05 and 10% up on the 1Q06, also a result of the increased depreciation and, in year-on-year terms, the impact of the appreciation of the local currency. In both cases, the increase was partially offset by the mentioned cost reductions.

** based on report issued by specialized company.

In terms of net revenue share, selling expenses decreased to 10.3% from 12.4% in the 2Q05 and 11.8% in the 1Q06.The company’s cost-reduction drive was also reflected in these expenses. In the 2Q06, they totaled US$33 million, 2% lower year-on-year, and 7% down quarter-over-quarter. It is worth emphasizing that the year-on-year variation was also affected by the 6% upturn in period export volume.

In comparison to the 2Q05, general and administrative expenses rose by 15% or US$2 million in absolute terms, to US$15 million. The reductions and savings in these expenses were fully offset by the negative effect of the 7% annual pay rise as of October 2005 and the appreciation of the local currency on our expenses in Reais. They also increased by US$2 million over the previous quarter, due to third-party services and labor indemnifications. Other operating expenses totaled US$3 million, in line with the 1Q06 and US$2 million higher than the 2Q05.

Operating income before financial expenses, equity results and goodwill amortization came to US$71 million, 1% lower than in the 2Q05 and 2% lower than the US$73 million recorded the quarter before. This figure would have been substantially higher if we had discounted the US$23 million (non-cash) quarter-over-quarter increase in depreciation as a result of the reduction of our equipment’s working life.

EBITDA

As a result, 2Q06 operational cash generation (EBITDA) totaled US$128 million, 20% higher than in the 1Q06 and 30% up year-on-year. The EBITDA margin stood at 40%, versus the 36% posted in the 1Q06 and in the 2Q05, even though the average 2Q06 exchange rate fell 12% year-on-year due to strong cost reductions combined with a healthier price scenario.

Net debt

VCP’s close-of-quarter net debt of US$950 million was 6% higher than the US$899 million at March 31, 2006. Period operational cash flow was fully offset by dividend payments of R$280 million (US$130 million) and capital expenditures, mainly on forestry assets and the de-bottlenecking of the pulp line in the Jacarei mill. Despite this capex, the acquisition of Ripasa and the dividend policy, VCP kept its net debt at around two times annual EBITDA (investment grade), and 41% of shareholders’ equity, even in an adverse exchange rate scenario.

7/7

2Q06 Earnings Release

Gross debt at the end of the quarter stood at US$ 1,481 million, US$ 107 million lower than the US$ 1,588 million at March 31, 2006, mainly due to the repayment of existing loans at higher interest rates. The maturity of the debt was 5.5 years, once again demonstrating a sound financial position.

Financial result

Financial expenses of US$ 34 million in the 2Q06 were US$ 6 million lower than in the 1Q06, thanks to lower gross debt and interest rates. Our loans were renegotiated after the investment grade rating (the Liability Management program) by Standard & Poors, considerably reducing the spread over Libor. This negotiation also resulted in an improved redistribution of amortizations in the next years, avoiding great amounts in concentrated in certain periods. These factors were partially offset by the increase in the Libor itself from 5.14% to 5.59% p.a. during the period. Financial income increased by US$ 27 million over the previous quarter, mainly explained by the net positive impact of US$25 million from the reversion of the PIS/COFINS tax provisions on financial income (the PIS/COFINS rate is a Social contribution on Revenues and the reversion of the provision was due to a favorable decision by the court on VCP’s questioning of the payment over the extended base) and by other favorable treasury operations.

As protection against foreign currency exposure risks (loans in foreign currency against cash investments in local currency), the Company maintains cross-currency interest rate swap instruments that yield equivalent U.S. dollars plus a fixed interest rate (U.S. dollar coupon) in amounts established as per its foreign exchange exposure policy. Unlike in the previous quarter, when the US dollar depreciated and the net foreign exchange result, including fair value, recorded a gain of US$ 15 million, during the 2Q06 we posted a loss of US$ 8 million. The fair value accounting adjustment was made in accordance with SFAS 133 and does not impact cash flows.

DEBT (US$ million)	COST % p.a.	Mar 31, 2006	Jun 30, 2006%

SHORT TERM		307	324	22%
Real denominated(5)	TJLP + 3.0%	37	37	3%
Dollar denominated	LIBOR + .4%	270	287	19%
LONG TERM		1,281	1.157	78%
Real denominated(5)	TJLP + 3.6%	125	126	9%
Dollar (Bonds/other(5))	8.2%	261	261	18%
Dollar (Prepayments)	LIBOR+0.95%	895	770	51%
TOTAL GROSS DEBT		1,588	1.481	100%
(-) CASH POSITION (4)		(689)	(531)
NET DEBT		899	950

(4) including unrealized losses from cross-currency interest rate swaps classified as long term liabilities.
(5) includes a BNDES loan denominated in a basket of currencies plus 3% to 4.5%.

Debt Amortization	2006	2007	2008	2009	2010	After 2010

(US$ million)	243	139	115	108	282	593

Equity from affiliates

Although it had no impact on the cash position, the company recorded second-quarter consolidated equity income of US$14 million (versus US$14 million in the 1Q06 and US$12 million in the 2Q05), comprising US$15 million from Aracruz Celulose S.A., and a negative US$1 million from Ripasa Celulose e Papel S.A. and other.

8/8

2Q06 Earnings Release

Income Tax

The effective income tax rate in the 2Q06, excluding equity results, was 4%, versus 4% in the 1Q06 and 14% in the 2Q05. In the year-on-year comparison, there was the proportional effect of the future payment of interest on own capital for the period, reducing the effective tax rate.

Net Income

VCP’s second-quarter net income stood at US$99 million, 7% more than the US$92 million recorded in the previous three months and 8% higher than the same period in 2005. It is important to note that, although operating cash flow was much higher in the 2Q06 than in the 1Q06 and 2Q05, the impact of the greater depreciation (which does not affect cash) reduced the period bottom-line result.

Capex

The company invested US$77 million in the second quarter of 2006, mainly related to US$35 million in forestry (acquisition of land and forest planting and maintenance) and US$28 million in upgrading and expansion, especially the debottlenecking of the pulp line in the Jacareí plant.

CAPEX (US$ million)	COMPLETED BY 06/30/06	PLANNED FOR 2006

Expansion Projects	29	46
Modernization	19	27
Forests	64	118
Maintenance, IT and other	27	34
TOTAL	139	225

Outlook

VCP will continue to invest, always focused on its strategic drivers: (i) Reducing timber costs through the application of high technology, boosting competitiveness within a framework founded on the social inclusion of local communities and respect for the environment, thereby ensuring sustainability; (ii) Securing a major share of the global pulp market through organic growth and streamlined logistics, generating gains in scale and reducing costs; (iii) Becoming a global player in the uncoated paper market, leveraging cost competitiveness through the integrated production of cut size paper; (iv) Leading the regional value-added paper markets; (v) Focusing on regional paper distribution and the formation of international partnerships.

This strategy has allowed VCP to develop a sustainable growth plan which relies on two guidelines: (i) organic growth, which includes: de-bottlenecking of the market pulp line in Jacareí (SP), adding 150,000 t of capacity in 2006 and 2007; expanding pulp output in the Americana facility (P630 – Ripasa); and strong investments in forest plantations in the state of Rio Grande do Sul (this project also includes the construction of an industrial facility at the beginning of the next decade, for which socio-environmental licensing procedures have already begun); (ii) growth through sector consolidation, which began in 2001 with the acquisition of partial control of Aracruz Celulose S.A., and continued in 2004 with the acquisition of a 50% controlling stake in Ripasa Celulose e Papel S.A. These developments are in line with our strategic long-term plan which envisages annual production of 4 million t of market pulp and 2 million t of paper by 2020, with annual revenue of US$4 billion.

9/9

2Q06 Earnings Release

At the same time, we are constantly attempting to reduce costs, boost productivity, improve risk management, encourage innovation, strengthen client relations and invest in our employees and R&D. All these initiatives are aimed at ensuring sustainable business growth and helping the Company add value to its shareholders while maintaining minimum returns of 3% to 4% a year above the weighted average cost of capital (WACC).  We shall continue these efforts in 2006, consolidating growth and increasing synergies from the acquisition of Ripasa.

Capital Market

Ripasa Acquisition

On April 26, 2006, VCP, Suzano and Ripasa announced to the market that they were proceeding with the corporate restructuring process, pursuant to the material fact published on July 20, 2005, allowing this company’s minority shareholders to migrate to VCP and Suzano in equal parts. A court ruling suspended this process for a potentially protracted period and since the companies were not fully profiting from the synergies arising from the acquisition, they entered into an agreement with Ripasa preferred shareholders, by means of which, on completion of Ripasa’s restructuring, VCP and Suzano paid all the latter’s preferred shareholders R$1.0712 (US$0.50) per preferred share, already adjusted by the CDI between the Extraordinary Shareholders’ Meeting and the effective payment.

On June 30, 2006, 100% of Ripasa’s minority shareholders migrated to the shareholder base of VCP and Suzano. As a result, VCP’s capital increased from 191,613,498 to 204,145,507 shares, 105,702,452 of which common and 98,443,055 preferred, as per the table below:

	Previous				New capital structure

	ON	PN	Total	% Total	ON	PN	Total	% Total

Grupo Votorantim	105,702,450	3	105,702,453	55%	105,702,450	3	105,702,453	52%
BNDES	—	6,576,539	6,576,539	3%	0	6,576,539	6,576,539	3%
Shares in Treasury	2	1,081,499	1,081,501	1%	2	1,081,499	1,081,501	1%
Market / other	—	78,253,005	78,253,005	41%	—	90,785,014	90,785,014	44%

TOTAL	105,702,452	85,911,046	191,613,498	100%	105,702,452	98,443,055	204,145,507	100%

Share price Performance

In the 2Q06, the company’s preferred shares (VCPA4) depreciated 3% on the São Paulo stock market, versus 4% for the Bovespa Index (Ibovespa). There were 30,000 trades in the quarter, involving approximately 22 million shares, 22% higher than in the previous three months.

Daily traded volume averaged R$12 million on the Bovespa and US$9 million on the NYSE, jointly equivalent to 1.43% of the Ibovespa volume. VCP had a 1.00% share of the Ibovespa and a 1.39% share of the Corporate Sustainability Index (ISE).

Period earnings per share totaled US$0.48.

10/10

2Q06 Earnings Release

VCP’s level III ADRs were down 4% on the NYSE in the 2Q06, while the Dow Jones remained flat. The Bloomberg Paper & Forest Index Europe decreased by 8% and the Bloomberg Paper & Forest Index US by 9%. Period traded volume averaged US$9 million per day.

CONFERENCE CALLS

Conference Call in English:
Date: 07/14/2006 (Friday)
Time: 10:00 a.m. (US Eastern Time), 11:00 a.m. (Local Time)
Dial-in Number:  +1 973 935-2100
Code: 7233257
Replay (available for 7 days): +1 973 341-3080
Code: 7233257

Conference Call in Portuguese:
Date: 07/14/2006 (Friday)
Time: 10:00 a.m. (Local Time), 9:00 a.m. (US Eastern Time)
Dial-in Number: +55 11 2101-4848
Code: VCP
Replay (available for 7 days): + 55 11 2101-4848
Code: VCP

11/11

2Q06 Earnings Release

Please call approximately 10 minutes before the start of the conference call.

The statements contained in this release with respect to the Company’s business prospects, projected operating and financial results, and growth potential are merely forecasts based on expectations of its Management regarding the future of the Company. Such expectations are highly dependent on Brazil’s overall economic performance as well as industry and international market conditions and, therefore, subject to change.

Votorantim Celulose e Papel S.A. – VCP is one of the largest pulp & paper producers in Brazil in terms of net revenues and total assets, and leads the Brazilian market for printing & writing and specialty papers. It is an integrated pulp & paper mill with a highly efficient production cycle because it uses the most suitable technology for each process. VCP sells its products domestically and exports to more than 55 countries across all five continents.

12/12

2Q06 Earnings Release

Exhibit I

Net Revenues  - 2nd QTR 2006  X 1st QTR  2006

	USGAAP

	Tons		Net Revenue - US$000		Price - US$/ ton		QoQ %

PRODUCTS	2Q06	1Q06	2Q06	1Q06	2Q06	1Q06	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	59,426	52,146	60,837	54,867	1,024	1,052	14.0	10.9	(2.7)
Coated	28,254	27,822	35,220	34,419	1,247	1,237	1.6	2.3	0.8
Chemical/Special	29,018	25,686	57,205	52,640	1,971	2,049	13.0	8.7	(3.8)
Total	116,697	105,654	153,262	141,926	1,313	1,343	10.5	8.0	(2.2)
Export Market
Uncoated	37,405	44,304	34,949	36,070	934	814	(15.6)	(3.1)	14.8
Coated	4,142	4,983	3,644	4,292	880	861	(16.9)	(15.1)	2.2
Chemical/Special	82	212	118	265	1,448	1,250	(61.4)	(55.3)	15.8
Total	41,629	49,499	38,712	40,627	930	821	(15.9)	(4.7)	13.3
Total Paper	158,326	155,153	191,974	182,553	1,213	1,177	2.0	5.2	3.1
Pulp
Domestic Sales	17,680	14,421	8,677	7,089	491	492	22.6	22.4	(0.2)
Export Market	216,400	210,340	119,647	110,710	553	526	2.9	8.1	5.0
Total	234,079	224,761	128,324	117,799	548	524	4.1	8.9	4.6
Total Domestic Sales	134,377	120,075	161,939	149,015	1,205	1,241	11.9	8.7	(2.9)
Total Export Market	258,029	259,839	158,359	151,337	614	582	(0.7)	4.6	5.4

TOTAL	392,406	379,914	320,298	300,352	816	791	3.3	6.6	3.2

Net Revenues  - 2nd QTR 2006  X 2nd QTR 2005

	U S G A A P

	Tons		Net Revenue - US$000		Price - US$/ ton		YoY %

PRODUCTS	2Q06	2Q05	2Q06	2Q05	2Q06	2Q05	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	59,426	45,501	60,837	43,179	1,024	949	30.6	40.9	7.9
Coated	28,254	31,144	35,220	34,122	1,247	1,096	(9.3)	3.2	13.8
Chemical/Special	29,018	22,357	57,205	44,148	1,971	1,975	29.8	29.6	(0.2)
Total	116,697	99,002	153,262	121,449	1,313	1,227	17.9	26.2	7.1
Export Market
Uncoated	37,405	44,190	34,949	36,005	934	815	(15.4)	(2.9)	14.7
Coated	4,142	4,245	3,644	3,438	880	810	(2.4)	6.0	8.6
Chemical/Special	82	52	118	71	1,448	1,358	57.2	67.6	6.6
Total	41,629	48,487	38,712	39,513	930	815	(14.1)	(2.0)	14.1
Total Paper	158,326	147,489	191,974	160,962	1,213	1,091	7.3	19.3	11.1
Pulp
Domestic Sales	17,680	19,603	8,677	9,196	491	469	(9.8)	(5.6)	4.6
Export Market	216,400	194,679	119,647	102,509	553	527	11.2	16.7	5.0
Total	234,079	214,282	128,324	111,706	548	521	9.2	14.9	5.2
Total Domestic Sales	134,377	118,605	161,939	130,646	1,205	1,102	13.3	24.0	9.4
Total Export Market	258,029	243,166	158,359	142,022	614	584	6.1	11.5	5.1

TOTAL	392,406	361,771	320,298	272,668	816	754	8.5	17.5	8.3

13/13

2Q06 Earnings Release

Exhibit II

INCOME STATEMENT

	US$ Million

	2nd QTR 06		1st QTR 06		2nd QTR 05		Change

	US$	%	US$	%	US$	%	2Q06 / 1Q06	2Q06 / 2Q05

Net Operating Revenue	321	100%	300	100%	273	100%	7%	18%
Domestic Sales	162	50%	149	50%	131	48%	9%	24%
Export Sales	159	50%	151	50%	142	52%	5%	12%
Operating Cost and expenses	(250)	-78%	(228)	-76%	(201)	-74%	10%	24%
Cost of sales	(199)	-62%	(176)	-59%	(153)	-56%	13%	30%
Selling and marketing	(33)	-10.3%	(35)	-11.8%	(34)	-12.4%	-7%	-2%
General and administrative	(15)	-5%	(13)	-4%	(13)	-5%	13%	15%
Other operating (expenses) income, net	(3)	-1%	(3)	-1%	(1)	0%	-3%	131%
Operating Profit	71	22%	73	24%	72	26%	-2%	-1%
Non-operating income (expense)	18	6%	9	3%	21	8%	100%	-15%
Financial income	60	19%	33	11%	11	4%	80%	423%
Financial expense	(34)	-11%	(40)	-13%	(24)	-9%	-14%	41%
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	(8)	-2%	15	5%	34	12%	-153%	-124%
Income (loss) before taxes and equity income (loss) of investees	89	28%	82	27%	93	34%	9%	-4%
Income tax expense	(4)	-1%	(3)	-1%	(13)	-5%	25%	-70%
Income (loss) before equity income (loss) of investees	85	26%	79	26%	80	29%	8%	7%
Equity income (loss) affiliates	14	4%	14	5%	12	4%	3%	18%
Net Income (Loss)	99	31%	92	31%	92	34%	7%	8%
Depreciation and depletion	57	18%	34	11%	27	10%	68%	112%
EBITDA	128	40%	107	36%	98	36%	20%	30%

14/14

2Q06 Earnings Release

Exhibit III

BALANCE SHEET

ASSETS	JUN / 06	MAR / 06

CURRENT ASSETS	1,132	1,268

Cash and Cash Equivalents	399	455
Available for sales	251	347
Trade Accounts Receivables	177	196
Inventories	186	171
Deferred income tax	31	1
Recoverable taxes	69	73
Other	19	25

Investment in affiliates and goodwill	932	629

Property, Plant and Equipment - Net	1,941	1,921

Other Assets	221	239

Deferred Income Tax	83	110
Other	138	130

TOTAL ASSETS	4,226	4,057

LIABILITIES	JUN / 06	MAR / 06

CURRENT LIABILITIES	517	532

Trade payables	52	52
Short-term debt	195	233
Current portion of long-term debt	129	74
Unrealized losses from foreign currency and interest rate swaps	57	10
Payroll, profit sharing and related charges	19	17
Income and social contribuition taxes	2	4
Other	63	143

LONG TERM LIABILITIES	1,411	1,599

Long-term debt	1,157	1,281
Unrealized loss from cross currency interest rate swaps	62	102
Accrued liabilities for legal proceedings (incl. Post-retirement benefits)	192	216

SHAREHOLDERS’ EQUITY	2,298	1,926

Preferred shares, no par value, 280,000,000 shares
authorized, 98,443,055 shares issued (2005 - 85,911,046)	1,026	785
Common shares no par value, 140,000,000 shares
authorized, 105,702,452 shares issued	1,053	1,053
Additional paid in capital	29	29
Treasury shares, at cost 2006 and 2005 - 1,081,500 preferred shares	(13)	(13)
Appropriated retained earnings	72	72
Unappropriated retained earnings	678	579
Cumulative translation adjustment	(547)	(579)
Net unrealized gains on available for sale securities	—	(1)

TOTAL LIABILITIES	4,226	4,057

15/15

2Q06 Earnings Release

Exhibit IV

CASH FLOW STATEMENT

		US$ Million

CASH FLOW FROM OPERATING ACTIVITIES	2nd QTR 06	1st QTR 06

NET INCOME (LOSS)	99	92
Adjustments to reconcile net income to cash provided by operating activities :
Foreign exchange losses, net	8	(15)
Equity in earnings of affiliates	(14)	(13)
Deferred income tax	—	(8)
Depreciation and depletion	57	34
Disposal of property, plant and equipment	—	2
Changes in operating assets and liabilities :
Trade accounts receivable	23	24
Inventories	(9)	(1)
Other assets	15	(16)
Liabilities	(49)	(53)
Net cash provided by operating activities	130	46

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase (sale) of available for sales securities, net	104	152
Interest on equity and dividends received	(4)	7
Acquisition of PP&E	(77)	(62)
Net cash used in investing activities	23	97

CASH FLOWS FROM FINANCING ACTIVITIES

Short-term debt	(36)	125
Long-term debt Issuances	81	0
Repayments	(148)	(68)
Dividends Paid	(110)	0
Net cash provided by (used in) financing activities	(213)	57
Effect of exchange rate changes on cash and cash equivalents	4	(6)
Net increase (decrease) in cash and cash equivalents	(56)	194
Cash and cash equivalent at beginning of year	455	261
Cash and cash equivalent at end of the year	399	455

16/16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)

Date: 07/12/2006
	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer